Exhibit 99.1

CollPlant Biotechnologies Provides Business Updates and Third Quarter 2022 Financial Results

●	Partnership with AbbVie to co-develop rhCollagen-based dermal and soft tissue fillers continues to advance according to plan

●	Co-developing 3D bioprinted human intestine model (“Gut-on-a-Chip”) for drug discovery and personalized treatment of ulcerative colitis with Tel-Aviv University and SHEBA Hospital

●	3D bioprinted regenerative breast implant program on track for Q1 2023 readout of large animal study

●	Bioink platform expanded with recent launch of Collink.3D™ 90 to offer additional functionality and performance benefits of biofabricated constructs

●	Strong balance sheet with cash and cash equivalents of $33M as of September 30, 2022

REHOVOT, Israel, December 1, 2022 /PRNewswire/ -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative human collagen-based technologies and products for tissue regeneration and organ manufacturing, today announced financial results for the third quarter ended September 30, 2022 and provided an update on the Company’s business developments.

“CollPlant made significant progress this quarter with our development partners to advance and diversify our product portfolio, which is targeting large commercial opportunities in both existing and new markets, including medical aesthetics and personalized medicine,” said Yehiel Tal, CollPlant’s CEO. “Our long-term collaboration with AbbVie to develop what has the potential to be a paradigm-shifting dermal and soft tissue filler, which utilizes rhCollagen to deliver better tissue regeneration performance, continues to move forward according to plan. We also recently announced a partnership with Tel Aviv University and SHEBA Hospital to develop a 3D bioprinted model of the human intestine. We believe this product will be of great interest to biopharma companies to support drug discovery, helping to identify new drug candidates, as well as personalized therapeutic treatments for ulcerative colitis.”

“We are also enthusiastic with the progress and potential of our internal pipeline, including the development of a next generation photocurable dermal filler technology for use in soft tissue indications such as facial contouring. We also recently launched our second bioink, Collink.3D™ 90, which is designed to address a wider range of 3D bioprinting applications, such as soft and hard tissues. Our bioink platform is an essential part of our 3D bioprinting strategy to leverage the enhanced safety and performance of our collagen technology with the goal of entering high value partnerships with leading medical companies and other institutions. While advancing our product platform, we’ve also continued to strengthen our sustainability activities. We believe it is our duty to support a positive eco-system for our society, environment and stakeholders as we work to create a financially sound and profitable company,” added Mr. Tal.

Third Quarter 2022 Financial Results

Cash, cash equivalents and short-term deposits as of September 30, 2022, were $33 million.

GAAP revenues for the third quarter of 2022 were $109,000 and included mainly income from sales of our BioInk and rhCollagen. Revenues decreased by $31,000 compared to $140,000 in the third quarter of 2021.

GAAP cost of revenue for the third quarter of 2022, was $264,000 compared to $142,000 in the third quarter of 2021. Cost of revenue includes mainly the cost of our rhCollagen based products, and royalties to the IIA for our sales. The increase in cost of revenue in the amount of approximately $122,000 is mainly comprised of inventory impairment.

GAAP gross loss for the third quarter of 2022 was $155,000, compared to gross loss of $2,000 in the third quarter of 2021.

GAAP operating expenses for the third quarter of 2022 were $4.3 million compared to $3.1 million in the third quarter of 2021. The net increase of $1.2 million in operating expenses is mainly comprised of: (i) $236,000 in research and product development activities including process development, (ii) $397,000 in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, and (iii) $356,000 in employees and director’s salaries and insurance policy expenses.

On a non-GAAP basis, the operating expenses for the third quarter of 2022 were $3.7 million compared to $2.7 million in the third quarter of 2021. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net for the third quarter of 2022 totaled $89,000 compared to financial income net, of $17,000 in the third quarter of 2021. Financial income, net is mainly attributed to exchange rate and income interest received from our short term cash deposit.

GAAP net loss for the third quarter of 2022 was $4.4 million or $0.40 basic loss per share, compared to a net loss of $3.1 million, or $0.29 basic loss per share, for the third quarter of 2021. Non-GAAP net loss for the third quarter of 2022 was $3.7 million or $0.34 loss per share, compared to a net loss of $2.7 million, or $0.26 basic loss per share, for the third quarter of 2021.

Nine months period ended September 30, 2022, compared to nine months period ended September 30, 2021

GAAP revenues for the nine months ended September 30, 2022 were $241,000 and included mainly income from sales of our BioInk and rhCollagen. Revenues decreased by $15.1 million compared to $15.3 million in the nine months ended September 30, 2021 which mainly derived from the $14 million consideration for the license granted to AbbVie and to a decrease in sales of BioInk and Vergenix products.

GAAP gross loss for the nine months ended September 30, 2022, was $97,000, compared to gross profit of $13.9 million in the nine months ended September 30, 2021.

GAAP operating expenses for the nine months ended September 30, 2022 were $12.3 million, compared to $10 million in the nine months ended September 30, 2021. The net increase of $2.3 million in operating expenses is mainly comprised of: (i) an increase of $1.0 million in research and product development activities including process development, (ii) an increase of $909,000 in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, (iii) an increase of $542,000 in general and administrative employees and directors salaries and insurance policy expenses, offset by (iv) a decrease of  $410,000 in one-time expenses relating to the end of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market in 2021. On a non-GAAP basis, the operating expenses for the nine months ended September 30, 2022 were $11.1 million compared to $8.7 million in the nine months ended September 30, 2021. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net for the nine months ended September 30, 2022, totaled $103,000 compared to financial income net, of $140,000 in the nine months ended September 30, 2021. Financial expenses, net is mainly attributed to exchange rate and income interest received from the Company’s short term cash deposit.

GAAP net loss for the nine months ended September 30, 2022 was $12.5 million, or $1.14 basic loss per share, compared to a net income of $4 million, or $0.41 basic income per share, for the nine months ended September 30, 2021. Non-GAAP net loss for the nine months ended September 30, 2022 was $11.2 million, or $1.02 basic loss per share, compared to $5.2 million income, or $0.54 basic income per share, for the nine months ended September 30, 2021.

Cash used in operating activities during the nine months ended September 30, 2022, was $10.4 million compared to $4.9 million cash provided from operating activities in the nine months ended September 30, 2021. The change is mainly attributed to the $14 million consideration for the license granted to AbbVie in 2021.

Cash provided by investing activities during the nine months ended September 30, 2022, was $29.2 million compared to $21.1 cash used in the nine months ended September 30, 2021. The change is mainly attributed to repayment and investment in short term cash deposits.

Cash provided by financing activities during the nine months ended September 30, 2022, was $1.5 million compared to cash provided by financing activities of $38.6 million in the nine months ended September 30, 2021. The difference between the periods is mainly attributed to the Company’s registered direct offering in February 2021, which resulted in net proceeds of $32 million and decrease of $4.3 million proceeds in exercise of options and warrants.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2022 and 2021 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, net income and basic and diluted net income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the nine months ended September 30, 2022, are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600
Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$32,813	$13,148
Short term cash deposits	-	30,151
Restricted deposit	23	13
Trade receivables	9	270
Other accounts receivable and prepaid expenses	489	424
Inventories	1,128	1,081
Total current assets	34,462	45,087
Non-current assets:
Restricted deposit	187	213
Operating lease right-of-use assets	2,708	2,953
Property and equipment, net	2,963	2,728
Intangible assets, net	238	243
Total non-current assets	6,096	6,137
Total assets	$40,558	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	September 30, 2022	December 31, 2021
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$880	$1,034
Operating lease liabilities	487	519
Deferred revenues	-	32
Accrued liabilities and other	967	1,429
Total current liabilities	2,334	3,014
Non-current liabilities:
Operating lease liabilities	2,418	3,089
Total non-current liabilities	2,418	3,089
Total liabilities	4,752	6,103
Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of September 30, 2022 and December 31, 2021; issued and outstanding: 11,086,481 and 10,772,024 ordinary shares as of September 30, 2022 and December 31, 2021, respectively	4,831	4,664
Additional paid in capital	117,265	114,223
Currency translation differences	(969)	(969)
Accumulated deficit	(85,321)	(72,797)
Total shareholders’ equity	35,806	45,121
Total liabilities and shareholders’ equity	$40,558	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021
	U.S. dollars in thousands, except per share data
Revenues	$241	$15,331	$109	$140
Cost of Revenue	338	1,457	264	142
Gross Profit (loss)	(97)	13,874	(155)	(2)

Operating expenses:
Research and development	7,618	5,442	2,777	1,908
General, administrative and marketing	4,706	4,563	1,536	1,184
Total Operating income (loss)	(12,421)	3,869	(4,468)	(3,094)
Financial income (expenses), net	(103)	140	89	17
Net income (loss) for the period	$(12,524)	$4,009	$(4,379)	$(3,077)
Basic net income (loss) per ordinary share	$(1.14)	$0.41	$(0.40)	$(0.29)
Diluted net income (loss) per ordinary share	$(1.14)	$0.32	$(0.40)	$(0.29)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	10,986,454	9,716,166	11,086,481	10,502,109
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	10,986,454	12,348,934	11,086,481	10,502,109

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:
Income (loss)	$(12,524)	$4,009
Adjustments for:
Depreciation and amortization	782	549
Gains from Short term cash deposits	(87)	(98)
Share-based compensation to employees and consultants	1,735	1,322
Exchange differences on cash and cash equivalents	699	10
Financial Income related to financial instruments	-	(28)

Changes in operating asset and liability items:
Decrease in trade receivables	261	695
Decrease (increase) in inventories	(47)	109
Increase in other receivables	(65)	(504)
Decrease in operating right of use assets	345	288
Increase (decrease) in trade payables	(154)	67
Decrease in lease liabilities	(803)	(355)
Decrease in accrued liabilities and other payables	(462)	(936)
Decrease in deferred revenues	(32)	(207)
Net cash provided by (used in) operating activities	(10,352)	4,921
Cash flows from investing activities:
Capitalization of intangible assets	(25)	(112)
Purchase of property and equipment	(987)	(970)
Repayment of a short term deposits	50,238	10,000
Investment in short term deposits	(20,000)	(30,000)
Net cash provided by (used in) investing activities	29,226	(21,082)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	32,743
Exercise of options and warrants into shares	1,474	5,875
Net cash provided by financing activities	1,474	38,618
Net increase in cash and cash equivalents and restricted deposits	20,348	22,457
Exchange differences on cash and cash equivalents and restricted deposits	(699)	(10)
Cash and cash equivalents and restricted deposits at the beginning of the period	13,374	3,526

Cash and cash equivalents and restricted deposits at the end of the period	$33,023	$25,973

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended September 30,
	2022	2021
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Obtaining right of use assets in exchange for a lease liability	100	299
Classification of issuance costs liability to equity	-	50

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	32,813	25,755
Restricted deposits (including long term)	210	218
Total cash and cash equivalents and restricted deposits	$33,023	$25,973

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021
	USD in thousands

GAAP gross profit (loss)	$(97)	$13,874	$(155)	$(2)

GAAP operating expenses:	12,324	10,005	4,313	3,092

Change of operating lease accounts	458	67	35	(17)
Share-based compensation to employees, directors and consultants	(1,735)	(1,322)	(680)	(368)
	11,047	8,750	3,668	2,707

Non-GAAP operating expenses:
GAAP operating income (loss)	(12,421)	3,869	(4,468)	(3,094)
Non-GAAP operating income (loss)	(11,144)	5,124	(3,823)	(2,709)
GAAP Net Income (loss)	(12,524)	4,009	(4,379)	(3,077)
Change in fair value of financial instruments	-	(28)		-
Change of operating lease accounts	(458)	(67)	(35)	17
Share-based compensation to employees, directors and consultants	1,735	1,322	680	368
Non-GAAP Net Income (loss)	$(11,247)	$5,236	$(3,734)	$(2,692)
GAAP Basic income (loss) per ordinary share	$(1.14)	$0.41	$(0.40)	$(0.29)
NON- GAAP Basic income (loss) per ordinary share	$(1.02)	$0.54	$(0.34)	$(0.26)
GAAP Diluted income (loss) per ordinary share	$(1.14)	$0.32	$(0.40)	$(0.29)
Non-GAAP Diluted income (loss) per ordinary share	$(1.02)	$0.42	$(0.34)	$(0.26)